DATE: November 16th 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Notification of Trade

LONDON, United Kingdom, DATE: November 16th, 2004. Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK).

On November 15th 2004, Hans Christian. Qvist, Chairman of Crew Gold Corporation, bought 700.000 shares in Crew at NOK 4,82 through a previously announced execution of warrants; sold 700.000 shares at NOK 4,82 and bought 700.000 shares at NOK 4,87 through a forward contract with maturity February 9th 2005.

Mr. Qvist’s exposure totals 3.600.000 Crew shares, including common shares, forward contracts and options.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 1932 268755) or by email to enquiries@crewgold.com  For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website  www.crewgold.com